ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 33 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $545 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB

Corporate Name: Union Bankshares, Inc.

Corporate Address: 20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667

Investor Relations: www.UnionBankVT.com



Third Quarter Report

Union Bankshares, Inc.

September 30, 2011

NASDAQ: UNB

Union Bankshares, Inc.

Cover: End of Day from Bryce Hill, Cambridge, VT
Photographer: M. Teena Flood

DEAR SHAREHOLDER,   November 10, 2011

Third quarter results show favorable growth trends over the prior year in a number of areas of the balance sheet, such as assets 21%, deposits 25%, loans 17% and investments, overnight and interest bearing deposit balances (liquidity) 40%. As we continue to reinvest the assets acquired in the second quarter New Hampshire branch acquisitions from shorter term investments to mid-term or variable rate loans, we should experience an improvement in net interest income as we invest in higher yielding assets.

The income for the quarter was about equal to last year for the period with net interest income increasing $405,000 or 9%, and non-interest income increasing $455,000 or 29%. These gains were offset by increases in salaries and wages, due to the three additional New Hampshire branches and the South Burlington loan center and other expenses including $62 thousand in acquisition expenses. It is anticipated fourth quarter earnings should show continued improvement as third quarter earnings were 39% better than the second quarter and the branch acquisition expenses are behind us.

With the unusually long duration of the current low interest rate cycle, we continue to receive high volumes of requests to refinance residential mortgages. But also this year, and particularly in the third quarter, we are receiving more requests for construction, VA, FHA and conventional residential purchase loans. For the quarter ended we sold $19.8 million of residential loans into the secondary market for a net gain of $483,000. Year to date we have sold $50 million versus $38 million last year for net gains of $990,000 versus $601,000 in 2010. We expect the refinancing and loan activity to continue to be strong at least through year end.

Fall foliage brought many tourists to our service areas with reports of "better than last year" coming in from restaurant and inn owners. The portions of Vermont and New Hampshire served by our branch network did not, with a few exceptions, experience the devastation from Hurricane Irene as did other parts of the two states. We were fortunate.

On the national level, unemployment still exceeds 9%, while our markets are hovering at 5% to 6%. We have been spared much of the pain the extended recession has brought other parts of the United States, and continue to monitor our local economy and work closely with our customers. These have been unusual and occasionally challenging times for many.

Enclosed is your dividend check or advice of deposit, representing a dividend of $0.25 per share to shareholders of record October 29, 2011, and payable November 10, 2011.

Sincerely,

Kenneth D. Gibbons
Chairman & Chief Executive Officer

David S. Silverman
President

Third Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman & CEO
David S. Silverman—President
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

Northern New Hampshire—
Judy F. Aydelott
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS—
Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY—
J.R. Alexis Clouatre
Dwight A. Davis
Kirk Dwyer
Rosemary H. Gingue
Justin P. Lavely
Nancy J. Poulos

ALL—
Kenneth D. Gibbons

OFFICERS – UNION BANK

Ijaz Akhtar—Assistant Treasurer	No. Woodstock
Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Therese H. Butler—Assistant Vice President	Morrisville
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Jeffrey S. Ciochetto—Senior Vice President	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Peter J. Eley—SVP, Managing Trust Officer	Morrisville
Kenneth D. Gibbons—Chairman & CEO	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Asst. Vice President	Hardwick
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Asst. Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice Pres.	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Vice President	Morrisville
Susan O. Laferriere—Vice President	St. Johnsbury
Dennis J. Lamothe—Vice President	St. Johnsbury
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
David S. Silverman—President	Morrisville
Judy R. Smith—Assistant Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	September 30, 2011	September 30, 2010
Cash and due from banks	$ 5,133	$ 4,799
Federal funds sold & overnight deposits	25,428	23,755
Interest bearing deposits in banks	20,191	15,172
Investment securities	41,266	22,914
Loans held for sale	4,242	3,653
Loans, net	424,822	362,518
Reserve for loan losses	(4,187)	(3,697)
Premises and equipment, net	8,955	7,825
Other real estate owned, net	658	1,091
Accrued interest & other assets	19,282	12,257
Total Assets	**$545,790**	**$450,287**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$75,528	$ 57,105
Interest bearing deposits	239,296	190,924
Time deposits	156,701	128,971
Borrowed funds	26,017	24,894
Accrued interest & other liabilities	5,653	5,899
Common stock	9,847	9,844
Additional paid-in capital	272	238
Retained earnings	37,766	37,355
Accumulated other comprehensive loss	(1,467)	(1,122)
Treasury stock at cost	(3,823)	(3,821)
Total Liabilities & Shareholders' Equity	**$545,790**	**$450,287**

Standby letters of credit were $1,719,000 and $1,592,000 at September 30, 2011 and 2010, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	9/30/11 (3 months ended)	9/30/10 (3 months ended)	9/30/11 (9 months ended)	9/30/10 (9 months ended)
Interest income	$6,118	$5,728	$17,350	$17,093
Interest expense	1,016	1,030	2,979	3,122
Net interest income	**5,102**	**4,698**	**14,371**	**13,971**
Provision for loan losses	150	200	450	380
Net interest income after provision for loan losses	**4,952**	**4,498**	**13,921**	**13,591**
Trust income	132	126	403	343
Noninterest income	1,880	1,430	4,657	3,853
Noninterest expenses:				
Salaries & wages	2,149	1,682	5,778	4,839
Pension & employee benefits	749	698	2,345	2,133
Occupancy expense, net	277	224	832	700
Equipment expense	317	280	887	771
Other expenses	1,648	1,253	4,887	3,848
Total	5,140	4,137	14,729	12,291
Income before taxes	**1,824**	**1,917**	**4,252**	**5,496**
Income tax expense	392	457	761	1,291
Net income	**$1,432**	**$1,460**	**$ 3,491**	**$ 4,205**
Earnings per share	**$0.32**	**$0.32**	**$0.78**	**$0.94**
Book value per share			**$9.56**	**$9.54**